Exhibit 99.1

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60 Company Registry (NIRE): 35.300.330.587

Authorized Publicly-Held Company

EXCERPT OF THE MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 26, 2024, AT 10:00H.

Date, Time and Place: March 26, 2024, at 10:00H., meeting of the Board of Directors of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the city and state of São Paulo, over video conferencing.

Call Notice: the call notice was waived, as all members of the Company’s Board of Directors attended the meeting.

Attendance: The necessary quorum for the Board of Directors’ Meeting was verified, given the presence of all the members of the Board of Directors, under Articles 15 and 18 of its Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Francisco Sergio Turra, Carlos Hamilton Vasconcelos Araújo, Alba Virginia Pettengill Vacca, Cledorvino Bellini, Gelson Luiz Merisio, Katia Regina de Abreu Gomes and Paulo Bernardo Silva.

Presiding: Jeremiah O’Callaghan, Chair; Milena Hitomi Yanagisawa, Secretary.

Agenda: to discuss and resolve on the exchange offer of senior notes issued by the Company and some of its subsidiaries.

Resolutions: After analyzing and discussing the matter, the Board members unanimously resolved, without reservations, to approve: (i) the issue of new notes (“New Notes”) by JBS USA Holding Lux S.a.r.l (“JBS USA Lux”), JBS USA Food Company. (“JBS USA Food”), and JBS Luxembourg Company S.a.r.l, (“JBS Lux” and together with JBS USA Lux and JBS USA Food, the “Issuers”), which are Company subsidiaries, to replace, through the exchange offer intended for their respective holders (“Exchange Offer”),

(a) the senior notes of the Issuers, in the total principal amount of US$1,600,000,000 at the rate of 6.750% per year, due in 2034 (“Old 2034 Notes”), with the senior notes to be issued and registered with the U.S. Securities and Exchange Commission (“SEC”), under the Securities Act of 1993 (“Securities Act”), at the rate of 6.750% per year, due in 2034 (“New 2034 Notes”);

(b) the senior notes of the Issuers, in the total principal amount of US$900,000,000, at the rate of 7.250% per year, due in 2053 (“Old 2053 Notes”), with the senior notes to be issued and registered with the SEC, under the Securities Act, at the rate of 7.250% per year, due in 2053 (“New 2053 Notes”);

(c) the senior notes of the Issuers, in the total principal amount of US$3,062,000, at the rate of 2.500% per year, due in 2027 (“Old 2027 Notes”), with the senior notes to be issued and registered with the SEC, under the Securities Act, at the rate of 2.500% per year, due in 2027 (“New 2027 Notes”);

(d) the senior notes of the Issuers, in the total principal amount of US$20,676,000, at the rate of 5.125% per year, due in 2028 (“Old 2028 Notes”), with the senior notes to be issued and registered with the SEC, under the Securities Act, at the rate of 5.125% per year, due in 2028 (“New 2028 Notes”);

(e) the senior notes of the Issuers, in the total principal amount of US$993,000, at the rate of 6.500% per year, due in 2029 (“Old 6.500% 2029 Notes”), with the senior notes to be issued and registered with the SEC, under the Securities Act, at the rate of 6.500% per year, due in 2029 (“New 6.500% 2029 Notes”);

(f) the senior notes of the Issuers, in the total principal amount of US$343,000, at the rate of 3.000% per year, due in 2029 (“Old 3.000% 2029 Notes”), with the senior notes to be issued and registered with the SEC, under the Securities Act, at the rate of 3.000% per year, due in 2029 (“New 3.000% 2029 Notes”);

(g) the senior notes of the Issuers, in the total principal amount of US$4,635,000, at the rate of 5.500% per year, due in 2030 (“Old 2030 Notes”), with the senior notes to be issued and registered with the SEC, under the Securities Act, at the rate of 5.500% per year, due in 2030 (“New 2030 Notes”);

(h) the senior notes of the Issuers, in the total principal amount of US$7,909,000, at the rate of 3.750% per year, due in 2031 (“Old 2031 Notes”), with the senior notes to be issued and registered with the SEC, under the Securities Act, at the rate of 3.750% per year, due in 2031 (“New 2031 Notes”);

(i) the senior notes of the Issuers, in the principal amount of US$16,974,000, linked to sustainability criteria, at the rate of 3.000%, due in 2032 (“Old 3.000% 2032 Notes”), with the senior notes to be issued and registered with the SEC, under the Securities Act, linked to sustainability criteria, at the rate of 3.000%, due in 2032 (“New 3.000% 2032 Notes”);

(j) the senior notes of the Issuers, in the principal amount of US$35,498,000, linked to sustainability criteria, at the rate of 3.625%, due in 2032 (“Old 3.625% 2032 Notes”), with the senior notes to be issued and registered with the SEC, under the Securities Act, linked to sustainability criteria, at the rate of 3.625%, due in 2032 (“New 3.625% 2032 Notes”);

(k) the senior notes of the Issuers, in the total principal amount of US$828,000, at the rate of 5.750% per year, due in 2033 (“Old 2033 Notes”), with the senior notes to be issued and registered with the SEC, under the Securities Act, at the rate of 5.750% per year, due in 2033 (“New 2033 Notes”);

(l) the senior notes of the Issuers, in the total principal amount of US$115,000, at the rate of 4.375% per year, due in 2052 (“Old 4.375% 2052 Notes”), with the senior notes to be issued and registered with the SEC, under the Securities Act, at the rate of 4.375% per year, due in 2052 (“New 4.375% 2052 Notes”); and

(m) the senior notes of the Issuers, in the total principal amount of US$2,345,000, at the rate of 6.500% per year, due in 2052 (“Old 6.500% 2052 Notes”, and together with the Old 2034 Notes, Old 2053 Notes, Old 2027 Notes, Old 2028 Notes, Old 6.500% 2029 Notes, Old 3.000% Notes due in 2029, Old 2030 Notes, Old 2031 Notes, Old 3.000% 2032 Notes, Old 3.625% 2032 Notes, Old 2033 Notes and Old 4.375% 2052 Notes, “Old Notes”), with the senior notes to be issued and registered with the SEC, under the Securities Act, at the rate of 6.500% per year, due in 2052 (“New 6.500% 2052 Notes”, and together with the New 2034 Notes, New 2053 Notes, New 2027 Notes, New 2028 Notes, New 6.500% 2029 Notes, New 3.000% Notes due in 2029, New 2030 Notes, New 2031 Notes, New 3.000% 2032 Notes, New 3.625% 2032 Notes, New 2033 Notes and New 4.375% 2052 Notes, the “New Notes”);

(ii) the granting of corporate guarantee, by the Company, in favor of the holders of the New Notes issued within the scope of the Exchange Offer, as collateral for timely and full compliance with the obligations assumed by the Issuers within the scope of the issue of the New Notes that are the object of the Exchange Offer;

(iii) the authorization for the Company’s Executive Officers to perform all acts and adopt all necessary and/or convenient measures: (a) to grant and formalize the corporate guarantee, as well as to carry out, formalize, enhance and conclude the issue of the New Notes within the context of the Exchange Offer, in addition to executing all contracts, instruments and their respective amendments that may be required to implement the issue of the New Notes and the Exchange Offer; (b) to establish and negotiate additional conditions, performing all the necessary acts and signing all the documents required for the implementation of the resolutions provided for in items (i), (ii) and (iii) above; and (c) to validate the acts that have already been performed by the Company’s management, related to the resolutions above.

The issue of the New Notes and the Exchange Offer approved above will be the object of registration with the SEC, under the Securities Act.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form and their publication omitting the signatures, according to Paragraphs 1 and 2 of Article 130 of Law 6,404/76, as amended.

Closure: There being no further business to address, the Chair offered the floor to anyone who intended to speak and, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Francisco Sergio Turra, Carlos Hamilton Vasconcelos Araújo, Alba Virginia Pettengill Vacca, Cledorvino Bellini, Gelson Luiz Merisio, Katia Regina de Abreu Gomes and Paulo Bernardo Silva.

This is a free English translation of the Minutes of the Extraordinary Meeting of the Board of Directors drawn up in the Company’s records.

São Paulo - SP, March 26, 2024.

Milena Hitomi Yanagisawa

Secretary

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